ANNUAL REPORT 2001

ADVANTA Corp

Advanta Corp. is a highly focused financial services company serving the small business market. Our primary objective is to provide funding to the nation's small businesses through innovative products and services.

Over the past 50 years, Advanta pioneered many of the marketing techniques common in the financial services industry today, including remote lending, direct mail, affinity and relationship marketing. We have been in the credit card business for twenty years and now apply the direct marketing and information based analytics that served us well in the consumer credit card business exclusively to the profitable and fast-growing small business market.

SELECTED FINANCIAL DATA

(In thousands, except per share amounts)	Year Ended December 31, 2001	2000
Summary of Operations [1]		
Revenues from continuing business segments		
Noninterest revenues	$ 225,364	$ 155,500
Interest revenues	76,878	78,484
Total revenues	302,242	233,984
Expenses of continuing business segments		
Interest expense	35,049	32,926
Provision for credit losses	35,373	36,307
Operating expenses	172,611	123,891
Total expenses	243,033	193,124
Income from continuing business segments before taxes	59,209	40,860
Income tax expense	22,796	15,731
Net income from continuing business segments [2]	36,413	25,129
Venture capital investment gains (losses)	(28,852)	7,847
Net interest expense and other expenses not associated with continuing business segments [3]	(31,058)	(37,515)
Unusual charges [4]	(41,750)	—
Income tax benefit	34,791	15,731
Income (loss) from continuing operations	(30,456)	11,192
Loss from discontinued operations, net of tax	(8,438)	(163,578)
Loss, net, on discontinuance of mortgage and leasing business, net of tax	(31,639)	(4,298)
Net loss	$ (70,533)	$ (156,684)
Per Common Share Data		
Diluted net income from continuing business segments - combined [2][5]	$ 1.41	$ 0.99
Diluted net loss - combined	(2.75)	(6.19)
Cash dividends declared		
Class A	0.252	0.252
Class B	0.302	0.302
Book value-combined	14.20	17.06
Closing stock price		
Class A	9.94	8.81
Class B	9.10	7.19
Financial Condition--Year End		
Investments [6]	$ 476,568	$ 866,376
Gross business credit card receivables		
Owned	416,265	335,087
Securitized	1,626,709	1,324,137
Managed	2,042,974	1,659,224
Total assets	1,636,680	2,843,472
Deposits	636,915	1,346,976
Debt	323,582	755,184
Capital securities [7]	100,000	100,000
Stockholders' equity	366,299	440,902

(1) The results of the mortgage and leasing businesses are reported as discontinued operations in all periods presented.
(2) Includes net income of Advanta Business Cards segment and expenses, net of tax, of the venture capital segment using an effective tax rate of 38.5%. Excludes venture capital investment gains (losses), insurance operations, investment and other activities not attributable to other segments including unusual charges and results of discontinued operations.
(3) Includes insurance operations, investment and other activities not attributable to continuing business segments.
(4) Includes severance, outplacement and other compensation costs associated with restructuring our corporate functions commensurate with the ongoing businesses as well as expenses associated with exited businesses and asset impairments.
(5) Combined represents a weighted average of Class A and Class B.
(6) Includes federal funds sold and investments available for sale.
(7) Represents company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debentures of Advanta Corp.


MANAGED BUSINESS CARD RECEIVABLES
301
663
815
1040
1659
2043


RISK ADJUSTED MARGIN
7.72%
11.11%
13.49%
12.90%


FUNDING SOURCES
11%
21%
Debt & other borrowings
Equity
Deposits
Securitization

Letter to Our Shareholders



William A. Rosoff
President
Vice Chairman of the Board

Dennis Alter
Chief Executive Officer
Chairman of the Board

Dear Shareholder:

2001 marked Advanta's 50th year in business and my 30th year as Chairman. While 2001 was challenging in many respects, for us it also marked a positive turning point: a return to a smaller size and a more focused approach on a single market—the small business market. During 2001, with its slower economic growth, our small business credit card activities not only remained profitable, but actually demonstrated increased profitability. Business Cards pretax income for the year increased 40% over 2000, and it achieved an after tax return on average managed receivables of 2.1% on an annualized basis.

During the course of Advanta's 50-year history, we have undergone tremendous change, as has the world. This might be expected during any given half century, but it's particularly true of the last half of the 20th. Once we were a small privately held, family company. We went public, grew rapidly, and now, once again, are a smaller public company, anticipating a new growth trajectory. We now have less bureaucracy, fewer impediments to taking action, and a stronger sense of team and of pulling together for a common purpose.

As I reflect on attributes that helped us prevail over these many years, I am struck by a few that transcend the others and continue to be the bedrock on which we build:

The first attribute is adaptability. To use a biological metaphor, businesses, like any species the world has ever known, must constantly adapt to their environment. The Law of Requisite Variety holds that any organism—human, animal, plant, organization, whatever—must be as adaptable as its environment is complex. If we existed in a static environment, no change would be necessary. In today's world, where markets, customers, technology, competition and management undergo ongoing and rapid change, businesses must quickly adapt and evolve. Advanta has now evolved to a place where I believe it's as well prepared to take advantage of marketplace opportunities as it has ever been. During 2001, we adapted to the environment and, by our design, exited our less profitable mortgage and leasing businesses. And although these strategic moves resulted in a net financial loss for 2001, they have allowed us to bring our undivided attention to the immense opportunity in the small business market, where our card business has been consistently profitable.

The second attribute is personal character. I'll trade the highest 10 points of someone's IQ any time for good character. I believe if we have good, bright people we'll figure out what to do and we'll do it well together. Periodically, we've suggested to a few who had the IQ, but not the character, that Advanta is not the place for them. I believe collegiality, even when there are competing viewpoints, makes for better decision making, reinforces our belief in mutual trust and respect among all of us, and makes it more fun to go to work every day. As we've adapted, we've retained good and talented incumbents and additionally recruited new leaders to join us. Together, our combined backgrounds, experience, character, and drive to succeed create powerful economic and intellectual leverage.

Among these talented individuals is Bill Rosoff, President of the Company, a dear friend and my partner in the Office of the Chairman for the better part of a decade. Without him, we would not be poised for the success that we expect lies ahead. He has been, and remains, an essential leader of the Company. Normally he and I both author this letter, but given this is our 50th annual report, it's written in the first person.

The third attribute is focus. I found over the years that both internal and external audiences identify better with a clear, unadorned statement of an organization's focus and goals. We're clear about ours: our focus is the approximately 35 million small businesses in the U.S. They are, when compared with larger businesses, woefully underserved. The market is dynamic, diverse, and amazingly robust. That is our focus. There are very few companies solely focused on and identified with the small business market. It is our goal to be that company that small businesses turn to when they need credit, and, in the near future, when they need additional products and services.

We plan to do this by building on certain strengths we have developed over the past five decades. These include our analytic capabilities, our direct marketing expertise, and our high level of customer service. Our analytics enable us to target those with whom we want to do business and who would be good customers of ours if they did. They also allow us to successfully underwrite credit remotely without the need for expensive branch offices. Our direct marketing skills have been honed by decades of testing, refining, and retesting through billions of direct marketing contacts. This experience is both a source of pride to us and a vital component of our future. And finally, our customer service, which ranks among the best. Once someone becomes our customer, they're treated to a very high level of service—one they say is among the best they receive, regardless of industry.

It's been said, "The past is prologue," and while I believe that to an extent, I know it's neither linear nor binary. There have been many movements in any graph depicting the past 30 years of my Chairmanship. This will continue to be so. But if one were to step away from the graph, a trend line would emerge—one, I trust, that would show increasing awareness of the marketplace, a constant focus on creating shareholder value, a commitment to conduct our business activities in an ethical, collegial and respectful manner, and the willingness to adapt to change.

I am confident about our ability to capitalize on present market opportunities. One way I have expressed this confidence is by foregoing my salary and annual bonuses for 2002 through 2004 in exchange for stock options. In addition, all executive officers have chosen to receive their targeted annual performance bonuses through 2005 in stock. In fact, over 90% of our entire management team have recently exchanged all or part of their future target bonuses for stock. Management obviously shares my confidence as well.

The remainder of this report provides some insight into the small business market and describes how our capabilities can effectively be used to continue building a profitable, successful and enduring business enterprise. And, after 50 years, I think it's fair to use the word "enduring."

Thank you for your continuing interest in our evolution.

Dennis Alter
Chief Executive Officer
Chairman of the Board

Over 90% of our entire management team have recently exchanged all or part of their future target bonuses for Advanta stock.

ADVANTA

Small Business: Big Market

Ninety-eight percent of all U.S. corporations are classified as small businesses. The figure is staggering. While the 98% generally represents business with annual revenues of $10 million or less, the overwhelming majority of these businesses could actually be classified as micro-businesses—that is, they have annual revenues of less than $1 million, employing a staff of less than twenty—the target market for Advanta's small business credit card. The truth is that small businesses form the backbone of the American economy, are favored by U.S. economic policy, and are one of the most well established and stable niches in the financial services market today.



Growing. No one agrees on just how large the market is. Even the conservative IRS estimate, based on business income reported, places the market at approximately 23 million. The real point is that the market is large and it is growing.

Established. Not only is the market as a whole well established, the individual businesses that make up the market are well established. According to Dun & Bradstreet, 58% of the nation's small businesses have been owned by their present owner five years or more and over 20% have been owned by the present owner for more than 20 years. Think about your own daily interactions with small businesses. It is very likely that your doctor, your accountant, your lawyer, your dry cleaner, your favorite neighborhood restaurant, your plumber, your florist, etc. are all small businesses. By and large, the market is made up of businesses just like those that you deal with every day—established businesses that pay their bills.


ANTIQUES

Small Business employs just over 50% of the U.S. workforce and creates about 75% of all new jobs.


ESTIMATED NUMBER OF SMALL BUSINESSES
BY SOURCE
23
27
37
IRS Returns
IDC
SMR Research


ESTIMATED NUMBER OF SMALL BUSINESSES
BY YEAR
23.2
29.6
31.9
34.2
36.7

The small business market

No one agrees on just how large the market is. Even the conservative IRS estimate, based on business income reported, places the market at approximately 23 million. The real point is that the market is large and it is growing.

Diverse. The market is also extremely diverse, which makes it very attractive from the perspective of a lender. Small businesses are spread across the country and across almost all industries. Capitalizing on this market, Advanta has diversified its portfolio to better protect from economic downturns in particular industries or regions.

Back in 1994, we saw the market opportunity and acted on it. A small business credit card, that was high on the level of service needed by small business owners, was an attractive way to provide some of our existing customers with an additional vehicle to grow their businesses. Based on our customers' enthusiastic reception, and research into market potential, we knew this was a direction we should pursue. The business grew rapidly—fueled by the knowledge and expertise Advanta had gained in the consumer credit card arena where it was already one of the ten largest card issuers. (Although we now focus exclusively on the small business market, during the 1980s and early 1990s Advanta built one of the top consumer credit card portfolios in the country. We ultimately exited the consumer credit card business in a transaction valued at $1.3 billion with approximately $850 million distributed to our shareholders in a tender offer.) Within a few years the narrowly focused small business product became our most profitable line of business, so much so that we have now exited less profitable and more operationally intensive businesses, to better focus our energies and expertise.



DISTRIBUTION OF THE OVER 1 MILLION ADVANTA CARDHOLDERS


ND
SD
WY
NV
UT
CO
KS
MO
IN
KY
TN
OK
AR
AZ
NM
TX
MS
AL
LA
SC
WV
Advanta Customers
Up to 1,000
1,001 to 5,000
5,001 to 50,000

- In 2001, more than 10 million individuals were self-employed and generated approximately $600 billion in sales.
- According to 1999 U.S. Business census data, Small Business represents 96% of all exporters of goods.


U.S. BUSINESS CARD MARKET
24%
35%
41%
Corporate
Purchasing
Small Business

Commercial or business credit cards serve many types of businesses:

- *Corporate cards are generally issued to medium to large businesses, principally to provide reporting of employee travel and entertainment activity.*
- *Purchasing cards are generally issued to medium to large businesses, principally to provide reporting of employee purchasing activity.*
- *Small Business cards combine the attributes of corporate and purchasing cards and provide small businesses with revolving credit. This is the segment of the market that Advanta serves.*

Small Business: Big Opportunity

Top 5 Uses of Business Cards*

1) Travel and entertainment
2) Day-to-day operations
3) Large capital outlays
4) Inventory
5) Other

Top 5 Reasons to Use Business Cards*

1) Convenience
2) Wide acceptance
3) Consolidation of monthly billing statements
4) Rewards/air miles
5) Competitive interest rates

☐ Approximately 85%-90% of all payments made by small businesses are still in cash and checks.


SMALL BUSINESS CREDIT CARD USAGE
30%
Using a Business Credit Card
Not Using a Business Credit Card

Only 30% of businesses with less than $1 million in revenues are using a business credit card, representing a tremendous opportunity for Advanta to market to them the conveniences and value-added services of a card designed for small business.



The market opportunity story doesn't end with the size and diversity of the market. Small businesses spend $300 billion annually, yet many small businesses are still using primarily cash and checks to purchase inventory, equipment and supplies. And in recent years, small businesses have *borrowed* $1.3 trillion a year. Less than half of them use a business credit card. Many small businesses still use a personal credit card for business borrowing and many still take vital time away from the running of their businesses to go through the traditional loan process at a local bank. There is tremendous opportunity to switch small businesses to the convenience of a business credit card that offers advantages like immediate wide acceptance, efficient and convenient buying power, a form of currency better matched to the digital economy, simplified record keeping and better tracking of business expenses.

Market potential. In many ways, we see the small business credit card market where the consumer credit card industry was a few years ago. Once many consumers did not even have a credit card—and those who did still routinely wrote checks or paid cash for items like groceries and gas. Now card usage among consumers is commonplace, the average creditworthy American has three to four personal credit cards, and, in fact, many transactions consumers take for granted are accomplished primarily by credit card.


BUSINESS CREDIT CARD BALANCES* ($ in billions)
350
300
250
200
150
100
50
0
*Industry projection
Source: The Nilson Report

Business credit card balances totaled approximately $50 billion industry-wide in 2000. This number is projected to be over $300 billion by 2020.

The same opportunity exists at this point in the small business market where 85%-90% of spending is still done by cash or check. In fact, the opportunity is even greater as both market research and historical Advanta card usage indicate that when small businesses adopt credit card usage they spend more on cards than consumers do.

* Based on a national survey of small business owners

Small Business: Competitive Edge

However, it takes more than a great market opportunity to succeed. It takes strategic assets, energies, talents and resources that can be deployed against that opportunity. Advanta's information based expertise, our long experience as a credit card issuer, the talents and vision of our people, our customer centric philosophy and our focus combine to provide a competitive edge in this attractive market.

Advanta's unique information based strategy.

Why is sophisticated information based expertise so important to building a successful credit card business? Building and sustaining a profitable portfolio begins with effective target marketing, then demands accurate underwriting, and finally requires careful and individualized customer service and management to ensure that the right customers are retained and risk is managed appropriately. Advanta maintains one of the most comprehensive data warehouses in our industry. Our focus on exhaustive data accumulation and analysis—on knowing and predicting our prospects' and customers' behavior—enables us to find the right customers, to target our offerings to their particular needs and wants, and to make individual risk and pricing decisions. Information based tools also enable us to manage each customer account at multiple levels using many different predictors. Risks are detected and minimized more quickly and our best customer relationships can be identified and enhanced.



Targeted offers. For example, our 1:1 Plus marketing program, designed to offer targeted products and services to customers when they contact us, has been very effective. When a customer calls our toll-free customer service number, our customer service representatives are prompted by pop-up windows on their computer terminals to offer those services (such as balance transfers and convenience checks) that the particular customer is most likely to value based on account status and past behavior. Similar pop-up windows appear on the screens of customers who choose to service their accounts over the Internet. Reaching a customer with a targeted offer through the channel and at the time he or she elected to contact us means a value-add for the customer and a longer and more profitable customer relationship for Advanta. And as the small business financial services marketplace becomes more competitive, this type of strategic advantage will become particularly key.


ADVANTA BUSINESS CARD CUSTOMERS TIME IN BUSINESS
32%
26%
21%
21%
0 - 2 Years
2 - 5 Years
5 - 10 Years
Over 10 years

More than 50% of Advanta's Business Card customers have been in business for over 5 years.

BUSINESS vs. CONSUMER ACCOUNT TRAITS

	Advanta Business Card	Average Consumer Card
Annual sales per active relationship	$8,000	$4,500
Average balance per active relationship	$4,100	$2,300

Advanta's Business Card customers spend and borrow more than the average consumer card customer, enhancing the value of our customer relationships.

Advanta's industry-diverse customer base

Services	35%
Retail	24%
Construction	13%
Wholesaling	8%
Insurance, Real Estate, Financial	6%
Manufacturing	6%
Other	8%

50 years of Advanta innovations:

- Remote lending
- Direct mail
- Telemarketing
- Payment holidays
- Endorsed affinity marketing
- No-fee gold card
- Information based marketing
- Credit card targeted to small business


CARDS IN CIRCULATION
325
500
575
850
1025


MERCHANDISE VOLUME
281
670
1058
1580
2905
3768

Credit card expertise. From humble beginnings (we began with $30 in seed money and little else but a dream), Advanta became one of the largest consumer credit card issuers in the nation. Direct marketing techniques and innovative consumer card products that we pioneered, such as the no-fee gold card, are now commonplace. The right tools and resources to repeat that kind of profitability and growth are still here at Advanta and now they are honed in on a very profitable market opportunity.

Vision and talent. And of course the kind of success that can be sustained takes the energies, ideas and determination of bright and capable people. In addition to people who were key to Advanta's past successes, we have attracted a



powerful team of credit card industry veterans. We operate in a culture of openness—ideas and information are communicated in an as easy to understand manner as possible. Collaborative and informed decision making is the result. Our interactions with each other are based on mutual trust and respect. What happens when you give bright, experienced people the resources they need to succeed in an environment designed to foster their success? Watch and see.

Small Business: Big Relationship

But these strategic assets alone—as valuable as they are—cannot build a sustainable, profitable credit card portfolio. It also takes a strong relationship with the customer. Market studies show that selling to small firms requires special care. The research demonstrates that this market segment responds to knowledgeable professionals who provide a great deal of information and day-to-day support while respecting the time and cost constraints faced by small businesses. To successfully serve the small business market, a lender needs to become part of the business owner's team, understanding their individual needs and offering support. While the information based tools which allow us to track and anticipate customer needs go a long way toward achieving this level of relationship, what really counts is the customer-centric attitude of our employees. We have built a culture that thinks service first—one that thinks from the perspective of small business and caters to its unique needs.

Customer centricity. That attitude has translated into customer service representatives who go the extra mile for our customers, from waiting patiently when our small business customer places us on hold to service his own customers, to sending cards or flowers to customers who are experiencing some personal difficulty. It meant launching a website in late 2001 that offers our customers maximum flexibility to service their accounts, develop management reports, and track card usage with real time data 24/7. In the days following September 11, our customer-centric attitude prompted our



Chairman and other executives to place personal calls to customers located in the geographic areas most heavily impacted by the terrorist attacks, just to see how our customers were coping. The same spirit resulted in support through the Advanta Foundation to several customers whose businesses were severely impacted on September 11 and in a unique matching gifts program through which we matched dollar-for-dollar the gifts of our customers to several disaster relief agencies.

During 2002, we will enhance our customer-focused capabilities. For example, we are already in the process of installing a state-of-the art graphic user interface which will provide our customer service representatives and collectors (those employees who deal with customers one-on-one on a daily basis) with even more information about each customer account so that they can better serve each customer.

Small Business: Single Focus

We feel there is tremendous advantage in the fact that all of our talents and energies, all of our resources and time, are focused on one profitable business. We believe this provides value to our customers since our minds are constantly working on solutions to their unique problems and challenges. We believe our focus provides value to us as an organization. We are not distracted by the needs of more operationally intensive lines of business. This makes us nimble—quick to respond to market needs and opportunities. And, we believe this will provide value to our shareholders.



The small business market presents tremendous opportunity for credit card issuers in 2002 and beyond. And we believe Advanta has the right tools, talent and focus to make the most of that opportunity for the future.

What our customers are saying:

"My work constantly takes me in different directions, often on short notice. The Advanta Business Card gives me the kind of credit line and flexibility I need to know that I can carry a project through to completion."

– George Hurchalla, Spot X Images

"I ship about 15 – 35 orders a day to people across the country and around the world. I am very grateful for the convenience of the Advanta Business Card in helping expedite my service at the post office and other locations. The checkbook is history! Thanks, Advanta!"

– Nicole Pritikin, The Naked Sheep: Yarn and Knitting Shop

"...using our Advanta Business Card, we built prototypes, hired a patent attorney, produced a video and launched a website. Our big break came when we used the Advanta Business Card to travel to Atlanta to unveil our product at an industry trade show. Our product set a show record! Three months later we used our card to travel to South Carolina and negotiated a multi-million dollar contract! Thank you for believing in and promoting American businesses!"

– Dale J. Crook, Ideal Enterprises

"...no more trying to remember which [personal] card to use, no more looking through various monthly statements for our business expenses. Every business purchase is now charged on our Advanta Small Business Card."

– Ann Colwell, Custom Scale Models, Inc.

The following 2001 financial review and financial statements have been condensed for your convenience. A detailed financial evaluation may require more information than is included in this summary annual report. More comprehensive financial information is provided in the Annual Report on Form 10-K that was mailed with the proxy statement. The 2001 Form 10-K is also available at www.advanta.com or by calling Investor Relations at 215.444.5335.

Overview

Our primary business segment is Advanta Business Cards, one of the nation's largest issuers of business credit cards to small businesses. In addition, we make venture capital investments. Through the first quarter of 2001, we had two additional lending businesses: Advanta Mortgage and Advanta Leasing Services. In first quarter 2001, we exited our mortgage business, announced the discontinuance of our leasing business, and restructured our corporate functions to a size commensurate with our ongoing businesses. The results of the mortgage and leasing businesses are reported as discontinued operations. The results of our ongoing businesses are reported as continuing operations.

In 2001, we met our earnings goal of $1.41 per combined dilutive share for our continuing business segments. The results of our continuing business segments include the net income of Advanta Business Cards and expenses, net of tax, of our venture capital unit. The results of continuing business segments exclude venture capital valuation adjustments, net income of insurance operations, investment and other activities not attributable to other segments and results of discontinued operations. For 2001, we reported net loss from continuing operations of $30.5 million or $1.19 per combined common share, assuming dilution, compared to net income of $11.2 million or $0.44 per combined diluted common share for 2000. The loss includes pretax investment losses on venture capital investments of $28.9 million and pretax unusual charges of $41.8 million representing costs associated with the restructure of our corporate functions to a size commensurate with our ongoing businesses and certain other unusual charges related to employee costs.

Net income (loss) from continuing operations included the following business segment results:

	Year Ended December 31,	
	2001	2000
Advanta Business Cards		
Pretax income	$ 63,515	$45,325
Income tax (expense)	(24,452)	0
Net income	$ 39,063	$45,325
Venture Capital		
Pretax income (loss)	$(33,158)	$ 3,382
Income tax benefit	12,765	0
Net income (loss)	$(20,393)	$ 3,382

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have identified accounting for securitizations, the allowance for credit losses, valuation of venture capital investments, valuation allowances on deferred tax assets and litigation contingencies as our most critical accounting policies and estimates in that they are important to the portrayal of our financial condition and results, and they require management's most difficult, subjective or complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. These accounting policies, including the nature of the estimates and types of assumptions used, are described in our 2001 Form 10-K.

ADVANTA BUSINESS CARDS

Advanta Business Cards offers business credit cards to small businesses using targeted direct mail, the Internet and telemarketing solicitation. The card provides approved customers with access, through merchants, banks, checks and ATMs, to an instant unsecured revolving business credit line. Advanta Business Cards generates interest and other income through finance charges assessed on outstanding balances, interchange income, and cash advance and other credit card fees.

The managed business credit card receivable portfolio grew from $1.7 billion at December 31, 2000 to $2.0 billion at December 31, 2001. Advanta Business Cards originated 224,255 new accounts in 2001 and 311,275 new accounts in 2000. The growth in receivables and level of originations in 2001 reflected our plan to grow our portfolio in a controlled manner that we believed was prudent given the prevailing economic environment.

Pretax income for Advanta Business Cards was $63.5 million for 2001 as compared to $45.3 million for 2000. The components of pretax income for Advanta Business Cards for the years ended December 31 were as follows:

	Year Ended December 31,	
	2001	2000
Net interest income on owned receivables	$ 43,337	$ 47,039
Noninterest revenues	225,364	155,500
Provision for credit losses	35,373	36,307
Operating expenses	169,813	120,907
Pretax income	$ 63,515	$ 45,325

The increase in noninterest revenues is due primarily to growth in securitized receivables and increased interchange income. The increase in operating expenses resulted from growth in managed receivables. The provision for credit losses and noninterest revenues in 2001 include the impact of an increase in managed credit losses due to the seasoning of the business credit card portfolio and the current economic environment. The provision for credit losses for 2000 includes an $8 million increase attributable to a revision of our estimate of the allowance for credit losses as a result of the following factors: (1) discussions with our banking regulators relating to the implementation of the agreement between Advanta Bank Corp. and the Federal Deposit Insurance Corporation that was disclosed in June 2000; (2) changes in the economic environment; and (3) the use of more conservative loss estimates for certain segments of the loan portfolio.

The following table provides selected information on a managed loan portfolio basis.

MANAGED PORTFOLIO DATA

($ in thousands)	Year Ended December 31,	
	2001	2000
Average managed business credit card receivables	$1,872,314	$1,372,717
Ending managed business credit card receivables	2,042,974	1,659,224
Ending number of accounts- managed	682,890	585,836
As a percentage of average managed receivables:		
Net interest margin	15.0 %	12.8 %
Fee revenues	5.6	5.4
Net charge-offs	7.7	4.7
Risk-adjusted revenues [1]	12.9	13.5
Total receivables 30 days or more delinquent at December 31	6.7 %	5.0 %

(1) Risk-adjusted revenues represent net interest margin and fee revenues, less net charge-offs.

Securitization Income

A significant portion of our funding is through off-balance sheet business credit card securitizations via a securitization trust. The securitization trust was created to hold the securitized receivables as collateral and issue debt to investors. It is a qualifying special-purpose entity as defined by Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125," and therefore, is not consolidated as part of Advanta Corp.'s consolidated financial statements. We do not provide any guarantee of the debt issued by the special-purpose entity and our recourse in the transactions is limited to the value of our interests in securitizations that act as credit enhancement to the investors' interests.

Advanta Business Cards recognized securitization income of $113.5 million for 2001 and $70.8 million for 2000. The increase in securitization income in 2001 was due to increased volume of securitized receivables and increased yields on securitized receivables, partially offset by increased credit losses on securitized receivables.

Servicing Revenues

Advanta Business Cards recognized servicing revenue of $29.2 million for 2001, and $17.3 million for 2000 in connection with servicing the securitized receivables. The increase in servicing revenue in 2001 was due to increased volume of securitized receivables.

Interchange Income

Business credit card interchange income on the managed portfolio was $80.7 million for 2001, and $61.7 million for 2000. The increase in interchange income in 2001 was primarily due to higher purchase volume related to the increase in average managed business credit card accounts and receivables. The average interchange rate was 2.2% for 2001 and 2.1% for 2000.

VENTURE CAPITAL

Our venture capital segment makes venture capital investments through our affiliates. Our investment objective is to earn attractive returns by building the long-term values of the businesses in which we invest. Our investment affiliates combine transaction expertise, management skills and a broad contact base with strong industry-specific knowledge. We actively monitor the performance of our venture capital investments. Employees and officers of our investment affiliates participate on the boards of directors of some investees. Investments of our venture capital unit are included in investments available for sale and are carried at estimated fair value following the specialized industry accounting principles of this unit. Management makes fair value determinations based on quoted market prices, when available, and considers the investees' financial results, conditions and prospects when market prices are not available. In accordance with the specialized industry accounting principles of venture capital investment companies, the unrealized and realized gains and losses on these investments are included in other revenues rather than other comprehensive income and the equity method of accounting for investments is not applied.

The fair value of our venture capital investments was $18.6 million at December 31, 2001 and $45.3 million at December 31, 2000. The fair values of these equity investments are subject to significant volatility. Our investments in specific companies and industry segments may vary over time; and changes in concentrations may affect price volatility. We primarily invest in privately-held companies, including early stage companies. These investments are inherently risky as the market for the technologies or products the investees have under development may never materialize.

Consistent with market conditions for venture capital investments, pretax loss for the venture capital segment was $33.2 million for 2001, and included $28.9 million of realized losses and decreases in valuations of venture capital investments. Pretax income for the venture capital segment was $3.4 million for 2000, and included $11.4 million in gains on the sale of venture capital investments and $3.7 million of net decreases in valuations of venture capital investments.

DISCONTINUED OPERATIONS

We recorded a loss on the discontinuance of our leasing business of $4.3 million, net of tax, effective December 31, 2000. We also recorded an after tax loss on the discontinuance of our mortgage and leasing businesses of $31.6 million for 2001. The components of the net loss recorded in 2001 include a pretax gain on the Mortgage Transaction (defined below) of $20.8 million, a pretax loss on the discontinuance of our leasing business of $45.0 million, and tax expense of $7.4 million.

Effective February 28, 2001, we completed the exit of our mortgage business, Advanta Mortgage, through a purchase and sale agreement with Chase Manhattan Mortgage Corporation as buyer (referred to in this summary as the "Mortgage Transaction"). The purchase and sale agreement provided for the sale, transfer and assignment of substantially all of the assets and operating liabilities associated with our mortgage business, as well as specified contingent liabilities arising from our operation of the mortgage business prior to closing that were identified in the purchase and sale agreement. We retained contingent liabilities, primarily relating to litigation, arising from our operation of the mortgage business before closing that were not specifically assumed by the buyer. The proceeds from the sale exceeded $1 billion, subject to closing adjustments, resulting in an estimated gross gain of approximately $60 million before transaction expenses, severance expenses and other costs. The gain on the Mortgage Transaction does not reflect any impact from the post-closing adjustment process.

Loss from discontinued operations, net of tax, was $8.4 million for the period from January 1, 2001 through February 28, 2001.

On January 23, 2001, we announced that after a thorough review of strategic alternatives available for our leasing business, Advanta Leasing Services, we decided to cease originating leases and will continue to service the existing portfolio rather than sell the business or the portfolio. In connection with the discontinuance of the leasing business, we recorded a $4.3 million pretax loss effective December 31, 2000, representing the estimated operating results through the remaining term of the leasing portfolio. In 2001, we incurred an additional $45.0 million pretax loss on the discontinuance of the leasing business reflecting changes in the estimate of those operating results due to an increase in estimated credit losses expected throughout the remaining term of the leasing portfolio. This change in estimate was based on credit loss experience in 2001.

INTEREST INCOME AND EXPENSE

Interest income decreased by $18.2 million for 2001 as compared to 2000. During the same period, interest expense decreased by $4.0 million. The decrease in interest income was due primarily to a decrease in on-balance sheet business credit card receivables and investments. Also contributing to the decreased interest income was a decrease in the average yield earned on our investment portfolio caused by the interest rate environment and a shift in the composition of the portfolio. Short-term investments, including federal funds sold and interest-bearing deposits, represented 71% of the average investment portfolio for 2001 as compared to 27% for 2000. Excess liquid assets resulting from the Mortgage Transaction were held in short-term, high-quality investments earning money market rates until they could be deployed. The decrease in interest expense was due to a decrease in interest-bearing liabilities, partially offset by an increase in our average cost of funds.

Our average cost of funds increased to 7.24% in 2001 from 6.89% in 2000. The increase in the average cost of funds in 2001 as compared to 2000 was attributable to the increase in debt as a percentage of total interest-bearing liabilities and an increase in the average interest rate on debt funding. Debt represented 35% of total average interest-bearing liabilities for 2001 as compared to 27% for 2000. The average interest rate on debt funding was 9.47% for 2001 as compared to 8.17% for 2000. The average interest rate on debt funding increased in 2001 due to a change in the composition of our debt. We paid off substantially all of our medium-term notes in 2001 and did not renew or originate senior notes for a portion of 2001 due to our liquidity position. We expect our average interest rate on debt funding to decrease in the future as we replace the maturities of our higher rate notes with notes bearing lower interest rates more in line with the current market rates.

PROVISION AND ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is maintained for on-balance sheet receivables and is intended to cover all credit losses inherent in the owned loan portfolio. The allowance for credit losses is established as losses are estimated to have occurred through a provision for credit losses charged to earnings.

The provision for credit losses in 2001 reflects the seasoning of the business credit card portfolio and the current economic environment. These factors were evident in the delinquency rates and charge-off rates. Total owned business credit card receivables 30 days or more delinquent increased from 5.5% at December 31, 2000 to 6.7% at December 31, 2001. The charge-off rate on owned business credit card receivables for 2001 was 7.2% as compared to 4.5% for 2000. We expect the trend of increasing charge-off rates to continue in 2002 due to the continued seasoning of the portfolio and the current economic environment. Although charge-off levels are not always predictable since they are impacted by the economic environment and other factors, we currently expect the twelve month average charge-off rate for 2002 to be between 8.5% and 9.5% on managed business credit card receivables. We expect charge-off rates to be higher in the first half of 2002 than in the second half based on the current composition of the portfolio.

The allowance for credit losses on business credit card receivables was $41.2 million, or 9.9% of owned receivables, at December 31, 2001, as compared to $33.2 million, or 9.9%, at December 31, 2000.

OTHER REVENUES

($ in thousands)	Year Ended December 31,	
	2001	2000
Investment securities gains (losses), net	$ (26,227)	$ 5,473
Business credit card rewards	(8,979)	(3,162)
Loss on sale of deposits	(2,835)	0
Insurance revenues, net and other	3,581	4,995
Total other revenues, net	**$ (34,460)**	**$ 7,306**

Investment securities gains (losses) include changes in the fair value and realized gains (losses) on venture capital investments. Investment securities losses for 2001 include $9.3 million in realized losses on venture capital investments, $19.6 million in decreases in valuations of venture capital investments, and $2.7 million of realized gains on other investments. Investment securities gains (losses) for 2000 include $11.4 million in gains on the sale of venture capital investments, $3.7 million of net decreases in valuations of venture capital investments, and $2.2 million of realized losses on other investments.

Business credit card rewards, which include bonus miles and cash-back rewards, are earned by eligible cardholders based on net purchases charged to their accounts. The increases in business credit card rewards for 2001 was due to the increase in average managed business credit card accounts in the rewards programs and the corresponding purchase activity in those accounts.

As part of our efforts to reduce our leverage in 2001, during the second quarter, we sold $389.7 million of deposit liabilities to E*TRADE Bank, a wholly owned subsidiary of E*TRADE Group, Inc., resulting in a $2.8 million loss.

In the first quarter of 2001, we successfully negotiated an early termination of our strategic alliance with Progressive Casualty Insurance Company to direct market auto insurance. Insurance revenues, net and other for 2001 includes operating results of insurance operations, the impact of the termination of the strategic alliance and $10 million of charges related to the write-off of insurance-related deferred acquisition costs that were unrealizable after the termination of the strategic alliance. Insurance revenues, net and other for 2000 includes a charge of approximately $3 million in the insurance business relating to the settlement of a large policy claim.

OPERATING EXPENSES

($ in thousands)	Year Ended December 31,	
	2001	2000
Salaries and employee benefits	$ 59,823	$ 42,499
Amortization of business credit card deferred origination costs, net	39,118	23,961
External processing	17,272	13,236
Professional/consulting fees	15,320	18,451
Marketing	10,574	11,492
Equipment	8,768	8,101
Occupancy	5,941	5,852
Credit	5,419	4,772
Insurance	4,607	4,628
Postage	3,304	2,947
Fraud loss	2,568	1,965
Telephone	2,404	1,811
Other	5,068	10,577
Total operating expenses	**$ 180,186**	**$ 150,292**

Salaries and employee benefits, amortization of business credit card deferred origination costs, net, external processing and fraud loss expenses increased for 2001 as compared to 2000 due primarily to growth in managed business credit card receivables. Average managed business credit card receivables increased 36% in 2001 from $1.4 billion at December 31, 2000 to $1.9 billion at December 31, 2001. We expect our total operating expenses to continue to increase in 2002 as we make additional investments in initiatives to strengthen our position as a leading issuer of business credit cards to the small business market. These include initiatives to provide additional value to our existing customers, customer retention campaigns, development of ancillary non-financial products and services, development of affinity cards and partnership relationships, and enhancement of internet capabilities for servicing our customers.

Professional fees decreased by $3.1 million for 2001 as compared to 2000. The decrease in professional fees was due to consulting costs incurred in 2000 associated with the implementation of our bank regulatory agreements, partially offset by increased legal costs in 2001. The decrease in marketing expenses in 2001 as compared to 2000 reflects our decreased senior note origination activities in light of our liquidity position after the Mortgage Transaction in first quarter 2001. Other expenses decreased $5.5 million in 2001 as compared to 2000. Other expenses in 2000 included an increase in litigation reserves of $7.0 million.

LITIGATION CONTINGENCIES

Advanta Corp. and its subsidiaries are involved in class action lawsuits, other litigation, claims and legal proceedings arising in the ordinary course of business or discontinued operations, including litigation arising from our operation of the mortgage business prior to the Mortgage Transaction in the first quarter of 2001. These litigation contingencies are more fully described in our 2001 Form 10-K. Management believes that the aggregate liabilities, if any, resulting from these actions will not have a material adverse effect on the consolidated financial position or results of our operations based on the level of litigation reserves we have established and our expectations regarding the ultimate resolutions of these actions. However, due to the inherent uncertainty in litigation and since the ultimate resolutions of these proceedings are influenced by factors outside of our control, it is reasonably possible that our estimated liability under these proceedings may change or that actual results will differ from our estimates.

UNUSUAL CHARGES

After the Mortgage Transaction and discontinuance of our leasing business in the first quarter of 2001, we implemented a plan to restructure our corporate functions to a size commensurate with our ongoing businesses and incurred certain other unusual charges related to employee costs. Costs associated with these restructuring activities and other employee costs are included in unusual charges in the condensed consolidated income statements.

Employee Costs

In the first quarter of 2001, we recorded a $4.1 million charge for severance and outplacement costs associated with the restructuring of corporate functions, including accounting and finance, human resources, information technology, legal and facilities management. There were 69 employees severed who were entitled to benefits.

Additionally, during 2001, we incurred $23.2 million of other employee costs. This amount includes approximately $10 million attributable to bonuses to certain key employees in recognition of their efforts in the strategic alternatives process. It also includes approximately $5.5 million of bonuses in recognition of the restructuring of the company and other significant transitional efforts. In 2001, we accelerated vesting of 32% of outstanding options that were not vested at the date of the closing of the Mortgage Transaction. This acceleration resulted in a noncash charge of $1.3 million. Upon review of our compensation plans after the Mortgage Transaction and corporate restructuring, we implemented a program whereby all outstanding stock appreciation rights and shares of phantom stock were terminated in exchange for cash to be paid through a deferred compensation arrangement. We recorded charges of $2.9 million associated with this exchange. Due to the restructuring of the company, we implemented programs whereby certain out-of-the-money options were exchanged for shares of stock, and whereby certain shares of restricted stock were exchanged for cash and stock options in a tender offer, subject to certain performance conditions and vesting requirements. Noncash charges associated with the issuance of the stock, stock options and the tender offer totaled $3.6 million.

Expenses Associated with Exited Businesses/Products

In the first quarter 2001, a third party assumed the liabilities associated with contractual commitments associated with a product that was no longer offered beginning in 1998, and we recorded an additional charge relating to the settlement of these commitments of $10.3 million. During 2001, we recorded charges of $1.5 million to settle commitments related to other products exited for which no future revenues or benefits would be received.

Asset Impairments

In connection with our corporate restructuring during first quarter 2001, we wrote off the carrying costs of certain assets that would no longer be used, resulting in a charge of $2.6 million. We estimated the realizable value of these assets to be zero due to the nature of the assets, which include leasehold improvements and capitalized software.

INCOME TAXES

As a result of unusual charges, valuation adjustments on venture capital investments and the loss on the discontinuance of the leasing business in 2001, we reported a pretax loss for 2001. A valuation allowance has been provided against a portion of the resulting deferred tax asset given our pre-existing net operating loss carryforwards and the uncertainty of the realizability of the incremental deferred tax asset. For 2000, we also reported a pretax loss, and a valuation allowance was provided against the resulting deferred tax asset, resulting in a 0% effective tax rate. In establishing the valuation allowance, management considered (1) estimates of expected future taxable income, (2) existing and projected book/tax differences, (3) tax planning strategies available, and (4) the general and industry specific economic outlook. Based on this analysis, management believes the net deferred tax asset of $107 million at December 31, 2001 will be realized. This analysis is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

DEPOSITS, DEBT, OTHER BORROWINGS AND EQUITY

In first quarter 2001, we received in excess of $1 billion in cash proceeds from the Mortgage Transaction. We have strategically used the proceeds to strengthen Advanta for the future, including a significant reduction in our leverage. In the second quarter of 2001, we sold $389.7 million of our deposit liabilities to E*TRADE Bank. We also paid off substantially all of our outstanding medium-term notes and reduced our outstanding senior notes. In 2001, we reduced debt and deposits by $1.1 billion. In addition, Advanta National Bank has suspended originations of deposit accounts.

The Mortgage Transaction resulted in liquidity in excess of the needs of our continuing businesses. Excess liquid assets were held in short-term, high-quality investments earning money market rates until they could be deployed. As a result, we had interest expense in excess of interest income on this excess liquidity in 2001. The deposit sale and significant debt reduction in the second quarter of 2001 reduced this net interest expense and excess liquidity. However, we expect to continue to have interest expense in excess of interest income for the next several quarters due to the time required for our higher-rate debt to mature. We anticipate replacing these debt maturities with notes bearing lower interest rates more in line with the current market rates.

In first quarter 2001, after consideration of the liquidity and the capital requirements for the ongoing business, our Board of Directors authorized management to purchase up to 1.5 million shares of Advanta Corp. common stock or the equivalent dollar amount of our capital securities, or some combination thereof. We intend to make purchases modestly and when we believe it is prudent to do so. As of December 31, 2001, we have repurchased 693,300 shares of our Class B Common Stock.

REGULATORY AGREEMENTS AND RESTRICTIONS AT SUBSIDIARIES

In June 2000, we announced that our banking subsidiaries, Advanta National Bank and Advanta Bank Corp., reached agreements with their respective bank regulatory agencies, primarily relating to the banks' subprime lending operations. The agreements outlined a series of steps to modify processes and formalize and document certain practices and procedures for the banks' subprime lending operations. The agreements also established temporary asset growth limits at Advanta National Bank and deposit growth limits at Advanta Bank Corp., imposed restrictions on taking brokered deposits at Advanta National Bank, and required that Advanta National Bank maintain certain capital ratios in excess of the minimum regulatory standards. Our regulatory agreements with the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency (the "OCC") prohibit the payment of cash dividends by Advanta Bank Corp. or Advanta National Bank without prior regulatory approval. Management believes that Advanta Bank Corp. and Advanta National Bank were each in compliance with their respective regulatory agreements at December 31, 2001.

In connection with the Mortgage Transaction, Advanta National Bank sought approval of the OCC for a return of capital to Advanta Corp. in the amount of $261 million. On February 28, 2001, the OCC approved the amount requested and, at the same time, Advanta National Bank entered into an agreement with the OCC regarding restrictions on new business activities and product lines at Advanta National Bank after the Mortgage Transaction and the resolution of outstanding Advanta National Bank liabilities. The agreement also reduced the capital requirements for Advanta National Bank to 12.7% for Tier 1 and Total capital to risk-weighted assets, and to 5% for Tier 1 capital to adjusted total assets as defined in the agreement. In addition, the agreement provides for prior OCC approval of any future dividends. Advanta Bank Corp. is unaffected by the agreement with the OCC.

Advanta Bank Corp. and Advanta National Bank are prevented by regulatory restrictions from lending to Advanta Corp. and its affiliates unless these extensions of credit are secured by U.S. Government obligations or other specified collateral. Our insurance subsidiaries are also subject to certain capital and dividend rules and regulations as prescribed by state jurisdictions in which they are authorized to operate.

Total stockholders' equity of our banking and insurance affiliates was $220 million at December 31, 2001, of which $218 million was restricted. At January 1, 2002, $2.2 million of stockholders' equity of our insurance affiliates was available for payment of cash dividends in 2002 under applicable regulatory guidelines without prior regulatory approval.

Management believes that the restrictions, for both bank and non-bank subsidiaries, will not have an adverse effect on Advanta Corp.'s ability to meet its cash obligations due to the current levels of liquidity and diversity of funding sources.

FORWARD LOOKING INFORMATION

This Annual Report contains forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The most significant among these risks and uncertainties are: (1) our managed net interest margin; (2) competitive pressures; (3) political, social and/or general economic conditions that affect the level of new account acquisitions, customer spending, delinquencies and charge-offs; (4) factors affecting fluctuations in the number of accounts or loan balances; (5) interest rate fluctuations; (6) the level of expenses; (7) the timing of the securitizations of our receivables; (8) factors affecting the value of our investments; (9) the effects of government regulation, including restrictions and limitations imposed by banking laws, regulators, examinations, and the agreements between our bank subsidiaries and their regulators; (10) relationships with significant vendors and business partners; (11) the amount and cost of financing available to us; (12) the completion of post-closing procedures following the Mortgage Transaction and revisions to estimated charges associated with the discontinued operations of our mortgage and leasing businesses; and (13) the impact of litigation. Additional risks that may affect our future performance are detailed in our filings with the Securities and Exchange Commission, including our 2001 Form 10-K.

CONDENSED CONSOLIDATED BALANCE SHEETS

($ in thousands)	December 31,	
	2001	2000
ASSETS		
Cash	$ 20,952	$ 1,716
Federal funds sold and restricted interest-bearing deposits	343,845	123,982
Investments available for sale	246,679	758,792
Receivables, net	423,407	340,291
Retained interests in securitizations	88,658	72,908
Amounts due from securitizations	80,325	61,610
Premises and equipment, net	25,722	26,185
Other assets	264,689	256,658
Net assets of discontinued operations	142,403	1,201,330
Total assets	**$ 1,636,680**	**$ 2,843,472**
LIABILITIES		
Deposits	$ 636,915	$ 1,346,976
Debt	323,582	755,184
Other borrowings	32,317	4,289
Other liabilities	177,567	196,121
Total liabilities	**1,170,381**	**2,302,570**
Commitments and contingencies		
Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debentures of Advanta Corp.	100,000	100,000
STOCKHOLDERS' EQUITY		
Class A preferred stock, $1,000 par value; Authorized, issued and outstanding – 1,010 shares in 2001 and 2000	1,010	1,010
Class A voting common stock, $.01 par value; Authorized - 200,000,000 shares; Issued -10,041,017 shares in 2001 and 10,040,230 shares in 2000	100	100
Class B non-voting common stock, $.01 par value; Authorized - 200,000,000 shares; Issued - 17,939,639 shares in 2001 and 17,613,166 shares in 2000	179	176
Additional paid-in capital	223,362	220,371
Deferred compensation	(64)	(7,336)
Unearned ESOP shares	(11,295)	(11,714)
Accumulated other comprehensive income (loss)	1,259	(1,302)
Retained earnings	179,370	257,562
Less: Treasury stock at cost, 1,348,079 Class B common shares in 2001 and 527,168 Class B common shares in 2000	(27,622)	(17,965)
Total stockholders' equity	**366,299**	**440,902**
Total liabilities and stockholders' equity	**$ 1,636,680**	**$ 2,843,472**

CONDENSED CONSOLIDATED INCOME STATEMENTS

(In thousands, except per share data)	Year Ended December 31,	
	2001	2000
Interest income	$ 117,851	$ 136,100
Interest expense	82,470	86,508
Net interest income	35,381	49,592
Provision for credit losses	35,976	36,309
Net interest after provision for credit losses	(595)	13,283
Noninterest revenues:		
Securitization income	113,478	70,797
Servicing revenues	29,221	17,310
Interchange income	80,721	61,668
Other revenues, net	(34,460)	7,306
Total noninterest revenues	**188,960**	**157,081**
Expenses:		
Operating expenses	180,186	150,292
Minority interest in income of consolidated subsidiary	8,880	8,880
Unusual charges	41,750	0
Total expenses	**230,816**	**159,172**
Income (loss) before income taxes	(42,451)	11,192
Income tax (benefit)	(11,995)	0
Income (loss) from continuing operations	(30,456)	11,192
Loss from discontinued operations, net of tax	(8,438)	(163,578)
Loss, net, on discontinuance of mortgage and leasing businesses, net of tax	(31,639)	(4,298)
Net loss	**$ (70,533)**	**$ (156,684)**
Basic income (loss) from continuing operations per common share		
Class A	$ (1.23)	$ 0.39
Class B	(1.17)	0.47
Combined	(1.19)	0.44
Diluted income (loss) from continuing operations per common share		
Class A	$ (1.23)	$ 0.39
Class B	(1.17)	0.46
Combined	(1.19)	0.44
Basic net loss per common share		
Class A	$ (2.79)	$ (6.28)
Class B	(2.73)	(6.21)
Combined	(2.75)	(6.24)
Diluted net loss per common share		
Class A	$ (2.79)	$ (6.23)
Class B	(2.73)	(6.16)
Combined	(2.75)	(6.19)
Basic weighted average common shares outstanding		
Class A	9,101	9,110
Class B	16,581	16,033
Combined	25,682	25,143
Diluted weighted average common shares outstanding		
Class A	9,101	9,149
Class B	16,581	16,202
Combined	25,682	25,351

($ in thousands)	Year Ended December 31, 2001	2000
OPERATING ACTIVITIES - CONTINUING OPERATIONS		
Net loss	$ (70,533)	$ (156,684)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Loss from discontinued operations, net of tax	8,438	163,578
Loss, net, on discontinuance of mortgage and leasing businesses, net of tax	31,639	4,298
Investment securities (gains) losses	26,227	(5,473)
Loss on sale of deposits	2,835	0
Depreciation	9,428	11,471
Provision for credit losses	35,976	36,309
Change in deferred origination costs, net of deferred fees	(6,556)	(6,252)
Change in receivables held for sale	(320,896)	(509,989)
Proceeds from sale of receivables held for sale	272,549	512,619
Change in amounts due from securitizations, other assets and other liabilities	(32,072)	(17,427)
Change in retained interests in securitizations	(15,750)	(28,116)
Net cash provided by (used in) operating activities	(58,715)	4,334
INVESTING ACTIVITIES - CONTINUING OPERATIONS		
Change in federal funds sold and interest-bearing deposits	(219,863)	50,454
Purchase of investments available for sale	(1,144,064)	(1,826,620)
Proceeds from sales of investments available for sale	896,016	937,617
Proceeds from maturing investments available for sale	737,874	899,286
Change in receivables not held for sale	(64,189)	(74,330)
Purchases of premises and equipment, net	(7,698)	(18,273)
Net cash provided by (used in) investing activities	198,076	(31,866)
FINANCING ACTIVITIES - CONTINUING OPERATIONS		
Change in demand and savings deposits	(8,055)	(179,542)
Proceeds from issuance of time deposits	724,665	1,325,125
Payments for maturing time deposits	(1,044,640)	(1,310,966)
Payments for sale of deposits and related accrued interest	(392,511)	0
Change in repurchase agreements, term fed funds and FHLB advances	32,317	(324,191)
Proceeds from issuance of debt	182,975	256,098
Payments on redemption of debt	(614,577)	(289,422)
Change in other borrowings	(4,289)	(4,686)
Proceeds from issuance of stock	3,480	155
Stock buyback	(7,505)	0
Cash dividends paid	(7,659)	(7,495)
Net cash used in financing activities	(1,135,799)	(534,924)
DISCONTINUED OPERATIONS		
Proceeds from Mortgage Transaction	1,093,975	0
Other cash used in operating activities	(78,301)	312,668
Net cash provided by operating activities	1,015,674	312,668
Net cash provided by investing activities	0	322,155
Net cash used in financing activities	0	(76,435)
Net cash provided by discontinued operations	1,015,674	558,388
Net increase (decrease) in cash	19,236	(4,068)
Cash at beginning of period	1,716	5,784
Cash at end of period	$ 20,952	$ 1,716

SELECTED FINANCIAL DATA

(In thousands, except per share amounts)	Year Ended December 31,				
	2001	2000	1999	1998	1997
Summary of Operations (1)					
Noninterest revenues	$ 188,960	$ 157,081	$ 105,370	$ 140,408	$ 655,605
Interest revenues	117,851	136,100	104,584	111,502	331,021
Interest expense	82,470	86,508	80,800	101,226	266,118
Provision for credit losses	35,976	36,309	22,506	38,329	199,509
Operating expenses	180,186	150,292	95,506	136,835	466,535
Minority interest in income of consolidated subsidiary	8,880	8,880	8,880	8,880	8,880
Unusual charges(2)	41,750	0	16,713	125,072	0
Gain on transfer of consumer credit card business	0	0	0	541,288	0
Income (loss) before income taxes	(42,451)	11,192	(14,451)	382,856	45,584
Income (loss) from continuing operations	(30,456)	11,192	41,334	408,604	25,920
Income (loss) from discontinued operations, net of tax	(8,438)	(163,578)	8,484	39,276	45,705
Loss, net, on discontinuance of mortgage and leasing businesses, net of tax	(31,639)	(4,298)	0	0	0
Net income (loss)	(70,533)	(156,684)	49,818	447,880	71,625
Per Common Share Data					
Basic income (loss) from continuing operations					
Class A	$ (1.23)	$ 0.39	$ 1.59	$ 15.14	$ 0.38
Class B	(1.17)	0.47	1.66	15.21	0.50
Combined(3)	(1.19)	0.44	1.63	15.18	0.45
Diluted income (loss) from continuing operations					
Class A	(1.23)	0.39	1.58	14.32	0.38
Class B	(1.17)	0.46	1.65	14.35	0.49
Combined(3)	(1.19)	0.44	1.62	14.33	0.45
Basic net income (loss)					
Class A	(2.79)	(6.28)	1.95	16.62	1.45
Class B	(2.73)	(6.21)	2.02	16.68	1.57
Combined(3)	(2.75)	(6.24)	1.99	16.65	1.52
Diluted net income (loss)					
Class A	(2.79)	(6.23)	1.94	15.69	1.43
Class B	(2.73)	(6.16)	2.00	15.73	1.54
Combined(3)	(2.75)	(6.19)	1.98	15.71	1.50
Cash dividends declared					
Class A	0.252	0.252	0.252	0.252	0.440
Class B	0.302	0.302	0.302	0.302	0.528
Book value-combined	14.20	17.06	23.14	21.26	19.01
Closing stock price					
Class A	9.94	8.81	18.25	13.25	26.25
Class B	9.10	7.19	14.06	11.06	25.38
Financial Condition–Year End					
Investments(4)	$ 476,568	$ 866,376	$ 893,819	$ 1,290,373	$ 1,378,772
Gross business credit card receivables					
Owned	416,265	335,087	275,095	150,022	140,399
Securitized	1,626,709	1,324,137	765,019	664,712	522,688
Managed	2,042,974	1,659,224	1,040,114	814,734	663,087
Total assets	1,636,680	2,843,472	3,538,560	3,662,062	6,637,617
Deposits	636,915	1,346,976	1,512,359	1,749,790	3,017,611
Debt	323,582	755,184	788,508	1,030,147	2,248,172
Capital securities(5)	100,000	100,000	100,000	100,000	100,000
Stockholders' equity	366,299	440,902	589,631	560,304	926,950
Selected Financial Ratios					
Return on average assets	(3.39)%	(4.35)%	1.34%	11.95%	1.09%
Return on average common equity	(17.50)	(31.37)	8.82	82.76	8.47
Return on average total equity(6)	(12.82)	(25.11)	8.30	64.81	8.12
Equity/owned assets(6)	28.49	19.02	19.49	18.03	15.47
Dividend payout(7)	N/M	N/M	15.67	1.62	33.34
As a percentage of managed receivables:					
Total receivables 30 days or more delinquent	6.6	5.0	3.7	4.4	5.2
Net charge-offs(8)	7.6	4.6	5.1	6.7	6.8

(1) Results through February 1998 include the results of the consumer credit card unit. The results of the mortgage and leasing businesses are reported as discontinued operations in all periods presented.

(2) 2001 amounts included severance, outplacement and other compensation costs associated with restructuring our corporate functions commensurate with the ongoing businesses as well as expenses associated with exited businesses and assets impairments. 1999 amounts included charges associated with cost reduction initiatives in the first quarter and additional costs associated with products exited in the first quarter of 1998. 1998 amounts included severance and outplacement costs associated with workforce reduction, option exercises and other employee costs associated with the disposition of our consumer credit card business and tender offer, and expense associated with exited business/products and asset impairment.

(3) Combined represents a weighted average of Class A and Class B.

(4) Includes federal funds sold, investments available for sale and trading investments.

(5) Represents company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debentures of Advanta Corp.

(6) Return on average total equity and equity/owned assets include capital securities as equity. The ratios without capital securities for 2001 were (17.42%) and 22.38%, respectively, for 2000 were (31.28%) and 15.51%, respectively, for 1999 were 8.82% and 16.66%, respectively, for 1998 were 74.75% and 15.30%, respectively and for 1997 were 8.33% and 13.97%, respectively.

(7) The dividend payout ratio for the years ended December 31, 2001 and 2000 is negative and therefore, not meaningful.

(8) Effective October 1, 2000, business credit card charge-off statistics reflect the adoption of a new charge-off policy for bankruptcies. Bankrupt business credit cards are charged off within a 60-day investigative period after receipt of notification. The previous policy provided a 90-day investigative period. Managed business credit card charge-offs for the year ended December 31, 2000 include a 0.2% acceleration of charge-offs in connection with the adoption of this policy.

COMMON STOCK PRICE RANGES AND DIVIDENDS

Advanta's common stock is traded on the National Market tier of The Nasdaq Stock Market under the symbols ADVNA (Class A voting common stock) and ADVNB (Class B non-voting common stock). Following are the high, low and closing sale prices and cash dividends declared for the last two years as they apply to each class of stock:

Quarter Ended:	High	Low	Close	Cash Dividends Declared
Class A:				
March 31, 2000	$ 21.88	$ 16.88	$ 20.31	$ 0.063
June 30, 2000	21.00	10.88	12.19	0.063
September 30, 2000	13.56	10.69	11.25	0.063
December 31, 2000	11.88	5.75	8.81	0.063
March 31, 2001	$ 16.00	$ 8.75	$ 15.81	$ 0.063
June 30, 2001	16.00	12.86	16.00	0.063
September 30, 2001	19.10	8.00	9.40	0.063
December 31, 2001	11.72	8.00	9.94	0.063
Class B:				
March 31, 2000	$ 15.50	$ 11.50	$ 14.48	$ 0.076
June 30, 2000	15.13	7.75	8.50	0.076
September 30, 2000	10.19	7.50	8.14	0.076
December 31, 2000	8.38	4.13	7.19	0.076
March 31, 2001	$ 14.00	$ 7.16	$ 13.69	$ 0.076
June 30, 2001	14.00	11.90	13.97	0.076
September 30, 2001	17.10	8.10	8.95	0.076
December 31, 2001	10.79	6.85	9.10	0.076

REPORT OF MANAGEMENT ON RESPONSIBILITY FOR FINANCIAL REPORTING

To the Stockholders of Advanta Corp.:

The management of Advanta Corp. and its subsidiaries is responsible for the preparation, content, integrity and objectivity of the condensed consolidated financial statements and other financial information contained in this summary annual report. Management is also responsible for maintaining a system of internal controls that provide reasonable, but not absolute, assurance that assets are safeguarded, that transactions are properly recorded and executed and financial statements are reliable. This system includes controls which provide reasonable assurance that errors or irregularities would be detected promptly, programs aimed at assuring that policies and standards are understood, continuing management review and evaluation of systems and controls, and a program of independent internal audit and risk management reviews to ensure compliance. The complete Report of Management on Responsibility for Financial Reporting and the Report of Independent Public Accountants appear in our Annual Report on Form 10-K that was mailed with the proxy statement for the 2002 Annual Meeting of the Stockholders of Advanta Corp.

Dennis Alter
Chief Executive Officer
and Chairman of the Board

Philip M. Browne
Senior Vice President
and Chief Financial Officer

David B. Weinstock
Vice President and
Chief Accounting Officer

BOARDS OF DIRECTORS

ADVANTA CORP. DIRECTORS



DENNIS ALTER
Chief Executive Officer and Chairman of the Board, Advanta Corp.



WILLIAM A. ROSOFF
President and Vice Chairman of the Board, Advanta Corp.



DANA BECKER DUNN
Retired Vice President, U.S. Services of Avaya, Inc.



ARTHUR P. BELLIS
Private Investor



ROBERT S. BLANK
Co-Chief Executive Officer, Whitney Communications Co.; Senior Partner, Whitcom Partners



MAX BOTEL
President, Penn Center Investments



JAMES E. KSANSNAK
Retired Vice Chairman, ARAMARK Corporation



RONNIE LUBNER
Chairman, Belron International Ltd. and Plate Glass Holdings Ltd.



OLAF OLAFSSON
Vice Chairman, AOL Time Warner Investment Corp.



ROBERT H. ROCK
President, MLR Holdings



MICHAEL A. STOLPER
Co-Managing Director, Hawthorn Associates

ADVANTA BANK CORP. OUTSIDE DIRECTORS



CALVIN BOARDMAN
Professor of Finance, Eccles School of Business, University of Utah



FRED FAIRCLOUGH
Consultant, Bonneville Mortgage



FRED GONZALES
President, Northern Outfitters



WILLIAM WIRTHLIN
President, Associated Title Company

CORPORATE AND INVESTOR INFORMATION

CORPORATE OFFICES

Advanta Corporation
Welsh & McKean Roads
P. O. Box 844
Spring House, PA 19477-0844
Tel: 215. 657. 4000

PRINCIPAL OPERATIONS

Advanta Bank Corp.
11850 South Election Road
Draper, UT 84020
Tel: 801. 523. 0858

Advanta National Bank
Delaware Corporate Center
One Righter Parkway
Wilmington, DE 19803
Tel: 302. 529. 6673

Advanta Partners LP
Advanta Growth Capital LP
712 Fifth Avenue
28th Floor
New York, NY 10019
Tel: 212. 649. 6900

http://www.advanta.com

STOCK LISTING AND SYMBOLS

The Company's common stock is traded on The Nasdaq National Market. The trading symbol for Class B non-voting Common Stock is ADVNB, and Class A voting Common Stock is ADVNA.

Catherine Reid
Tel: 215. 444. 5073
Fax: 215. 444. 5075

David Weinstock
Tel: 215. 444. 5335
Fax: 215. 444. 5910

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The Dividend Reinvestment and Stock Purchase Plan provides a convenient and economical method of acquiring additional shares of our Class B non-voting common stock. The Plan permits shareholders of record to reinvest dividends from Company stock in Advanta Corporation's Class B non-voting shares, and/or make optional cash investments. For further information, please contact:
The Plan Administrator
ChaseMellon Shareholder
Services L.L.C.
Tel: 800. 851. 9673

For information relating to stock certificates, change of address, dividend payments or transfer of ownership, please contact:
ChaseMellon Shareholder
Services L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
Tel: 800. 851. 9677

INDEPENDENT AUDITORS

Arthur Andersen LLP
Philadelphia, PA

LEGAL COUNSEL

Wolf, Block, Schorr and Solis-Cohen LLP
Philadelphia, PA

ADVANTA